Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX July 3, 2024

RESULTS OF GENERAL MEETING

IperionX Limited (NASDAQ: IPX, ASX: IPX) (“IperionX” or “Company”) advises that a General Meeting of Shareholders was held today, July 3, 2024, at 9.00am (AWST).

The resolutions voted on were in accordance with the Notice of General Meeting previously advised to the Australian Securities Exchange (“ASX”).

All resolutions were decided on and carried by way of a poll.

In accordance with Section 251AA of the Corporations Act 2001 and ASX Listing Rule 3.13.2, the details of the poll and the proxies received in respect of each resolution are set out in the attached summary.

This announcement has been authorized for release by the Company Secretary. For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

www.iperionx.com

North Carolina	Tennessee	Virginia	Utah

129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1080 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

IperionX Limited
General Meeting
July 3, 2024

Resolution	Number of Proxy Votes				Number of Votes cast on the Poll			Result
	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain
1. Ratify the Issue of Institutional Placement Shares	26,117,285	121,355	262,472	792,424	26,386,164 (99.54%)	121,355 (0.46%)	792,424	Carried on vote by poll
2. Issue of Director Placement Shares to Mr Todd Hannigan	74,559,579	155,580	262,472	17,092,455	74,828,458 (99.79%)	155,580 (0.21%)	17,092,455	Carried on vote by poll
3. Issue of Director Placement Shares to Ms Lorraine Martin	91,153,635	156,080	262,472	495,899	91,422,514 (99.83%)	156,080 (0.17%)	495,899	Carried on vote by poll